UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 1-416

SEARS, ROEBUCK AND CO.

(Exact name of registrant as specified in its charter)

3333 Beverly Road
Hoffman Estates, Illinois 60179

(847) 286-2500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.75 per share
Deferred Compensation Obligations

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(l)(i)	☑	Rule 12h-3(b)(l)(i)	☑
Rule 12g-4(a)(l)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

                         Common Stock: 1 holder of record

                         Deferred Compensation Obligations: 160 holders of record

Pursuant to the requirements of the Securities Exchange Act of 1934, Sears, Roebuck and Co. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 24, 2005

SEARS, ROEBUCK AND CO.
By:	/s/ Michael J. Graham
	Name:	Michael J. Graham
	Title:	Vice President and Controller